Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Black Diamond, Inc.:

We consent to the use of our reports dated March 6, 2017, with respect to the consolidated balance sheets of Black Diamond, Inc. as of December 31, 2016 and December 31, 2015, and the related consolidated statements of comprehensive (loss) income, stockholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Salt Lake City, Utah

June 14, 2017